UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.63-1

MATERIAL FACT

I-SYSTEMS INCORPORATION

TIM S.A. ("Company") (B3: TIMS3 and NYSE: TIMB), in accordance with Article 157, Paragraph 4, of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporations Law”), CVM Resolution No. 44 of August 23, 2021, and CVM Resolution No. 78 of March 29, 2022 (“CVM Resolution 78”), hereby informs its shareholders and the market in general that, on this date, the Company’s Board of Directors approved:

(i) the proposal for the incorporation, by TIM, of I-Systems Soluções de Infraestrutura S.A. (“I-Systems” or “Incorporated Company”), a wholly-owned subsidiary of the Company, with the resulting dissolution of the Incorporated Company and its universal succession by TIM (“Incorporation”), under the terms and conditions set forth in the “Protocol and Justification for the Incorporation of I-Systems Soluções de Infraestrutura S.A. into TIM S.A.”, executed on this date (“Protocol”); and

(ii) the call of the Company’s Extraordinary Shareholders’ Meeting, to be held on November 30, 2026 (“Meeting”), to resolve upon the Incorporation and the other matters set forth in the corresponding Call Notice.

In compliance with Article 3 of CVM Resolution 78, the main terms and conditions of the Incorporation are presented below:

1. Identification of the companies involved in the transaction and brief description of their activities

TIM S.A. – Incorporating Company. TIM is a publicly-held corporation registered with the Brazilian Securities and Exchange Commission (“CVM”) as a category “A” issuer, with common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and American Depositary Receipts – ADRs traded on the New York Stock Exchange – NYSE. The Company’s main corporate purpose is to provide telecommunications services and develop the activities required or useful for the provision of such services.

I-Systems Soluções de Infraestrutura S.A. – Incorporated Company. I-Systems is a privately-held corporation enrolled with CNPJ/MF under No. 40.166.794/0001-82, headquartered in the City and State of São Paulo, and operates in the neutral fiber optic network sector in the Brazilian market, offering independent infrastructure to the wholesale segment.

2. Description and purpose of the transaction

The proposed transaction consists of the incorporation, by TIM, of all of I-Systems’ shareholders’ equity, appraised based on its book value as of July 31, 2026 (“Base Date”), corresponding to R$1,562,205,580.51 (one billion, five hundred sixty-two million, two hundred five thousand, five hundred eighty Brazilian reais and fifty-one centavos), pursuant to the appraisal report issued by APSIS Consultoria e Avaliações Ltda. (“Appraisal Report”).

Considering that I-Systems is a wholly-owned subsidiary of TIM, the Incorporation will not result in an increase in the Company’s capital stock, the issuance of new shares or any change in its shareholding structure.

On the Effective Date, I-Systems will be dissolved and universally succeeded by TIM in all its rights and obligations pursuant to Article 227 of the Brazilian Corporations Law, and all shares issued by I-Systems will be canceled pursuant to Article 226, Paragraph 1, of the Brazilian Corporations Law, without replacement by shares issued by the Company.

The Incorporation is aligned with the Company’s strategy for the broadband and fiber optic infrastructure segment and is intended to simplify the TIM Group’s corporate structure, integrate I-Systems’ assets, resources, teams and processes into the Company’s structure, consolidate fiber optic infrastructure operations into a single company, and enhance operating efficiency and investment allocation.

3. Main benefits, costs and risks of the transaction

The main expected benefits of the Incorporation are: (i) simplification of the TIM Group’s corporate structure; (ii) realization of operating efficiencies resulting from the integration of I-Systems’ assets, teams and processes into the Company’s structure; (iii) consolidation, in a single company, of the assets, resources and operations related to fiber optic infrastructure; (iv) strengthening of the Company’s strategy in the broadband and FTTH segment, expanding its ability to improve the quality of connectivity services and accelerate fixed-mobile convergence initiatives; and (v) positioning the Company to capture future growth and value-creation opportunities in the fiber optic market.

No significant costs that could materially impact the Company are expected.

Considering that I-Systems is a wholly-owned subsidiary of the Company, no material additional risks have been identified beyond those already inherent to the activities currently carried out by the Company and I-Systems.

4. Share exchange ratio

Not applicable. I-Systems is a wholly-owned subsidiary of the Company and there will be no issuance of new TIM shares or exchange of shares issued by I-Systems for shares issued by the Company.

5. Criterion used to establish the share exchange ratio

Not applicable, since there will be no share exchange ratio.

6. Main assets and liabilities that will comprise each portion of the shareholders’ equity, in the event of a spin-off

Not applicable, since this is an incorporation transaction.

7. Whether the transaction has been or will be submitted for approval by Brazilian or foreign authorities

I-Systems holds authorizations from the Brazilian Telecommunications Agency (“ANATEL”) to provide Multimedia Communication Services (“SCM”) and Private Limited Services (“SLP”). ANATEL approved the transaction and the resulting transfer and consolidation, in TIM’s name, of the Authorizations and other regulatory registrations relating to the services currently provided by I-Systems, pursuant to Decision No. 277 of October 16, 2026 and Act No. 13,546 of October 27, 2026 (Proceeding No. 53500.069420/2026-83), in accordance with applicable regulations.

8. In transactions involving parent companies, subsidiaries or companies under common control, the share exchange ratio calculated in accordance with Article 264 of Law No. 6,404 of 1976

Not applicable. I-Systems is a wholly-owned subsidiary of the Company and no new shares will be issued in connection with the Incorporation.

9. Applicability of withdrawal rights and reimbursement amount

Not applicable. There will be no withdrawal rights as a result of the Incorporation. TIM is I-Systems’ sole shareholder, and the Incorporation will not result in any change to the capital stock, issuance of new shares or modification of the rights of the Company’s shareholders.

10. Other relevant information

Consummation of the Incorporation will be subject to completion of the operational and technological procedures required to integrate I-Systems’ systems and processes into the Company’s operational structure and to the full implementation of the system routines required to reflect the effects of the Incorporation (“Condition Precedent”).

Management expects the Condition Precedent to be satisfied by the date of the Meeting. In that event, the Incorporation will become effective on December 1, 2026 (“Effective Date”). If the Condition Precedent has not been satisfied by the date of the Meeting, the resolutions approving the Incorporation will be subject, for their effectiveness, to the Condition Precedent and will authorize the Company’s Management to certify satisfaction of the Condition Precedent and establish a new Effective Date for the transaction.

The documents related to the Incorporation, including the Call Notice, the Participation Manual, the Management Proposal, the Protocol and the Appraisal Report, are available to shareholders at the Company’s headquarters and on the websites of the Company https://ri.tim.com.br/, the CVM (www.gov.br/cvm), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

Rio de Janeiro, October 30, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer